

Peter Johnson · 3rd in

University of Arizona

Phoenix, Arizona Area · 500+ connections · **Contact info**

Experience

CEO

Phat Scooters LLC

Jan 2017 – Present · 3 yrs 9 mos

Phoenix, Arizona

Since launching in 2017, Phat Scooters has skyrocketed in popularity in the electric scooter market both commercially and as a personal lifestyle E-Cruiser. Phat Scooters is a manufacturer of recreational and commercial Electric Fat Tire Scooters for golfers. Our custom accessories and branding make our scooters ideal for golf facility rentals and personal use. We offer a fun and exciting way to travel, whether it be on the Golf Course or heading out to grab a few groceries. For more information, visit www.phatgolf.com.

  **Phat Golf - A division of Phat Scooter**

  **PhatScooters | Modern Electric Phat Tire...**

President

 KloudBlu

Jun 2012 – Dec 2019 · 7 yrs 7 mos

Phoenix, Arizona Area

KloudBlu is an innovator in the IoT space specializing in wireless communication devices and wireless asset tracking. We combine strategy, user experience and design to help clients think beyond the ordinary



President

Eco PACT

Apr 2012 – Feb 2017 · 4 yrs 11 mos

2115 S. 11th Ave. Suite 120 Phoenix, AZ 85007

EcoPact is the parent company of Eco Aluminum Pallets, Eco Container Systems and Eco Tracking. Our companies manufacture solution driven sustainable products for the packaging, storage, shipping, distribution and manufacturing industries.

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President

Eco Aluminum Pallets

Oct 2009 – Feb 2017 · 7 yrs 5 mos

2115 S. 11th Ave. suite 120 Phoenix, Az 85007

Eco Aluminum Pallets is a shipping product for closed looped companies who have the need to reduce pallet budgets, product damage and save on transportation costs. Our pallet is sterile, lightweight and durable. Unlike plastic and wood, our pallet is guaranteed for 10 years, saves you 50 to 90% of your current pallet budget, will not contaminate or damage your p**…see mor**

Principal

Silex Partners LLC

Apr 2010 – Feb 2011 · 11 mos

Silex Partners is a consulting and management firm with backgrounds in sales and construction.

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Education



University of Arizona

Bachelor of Arts, Communications

1998 – 2002

Activities and Societies: Men's Swim Team



